Vf 3-12-02



02006795

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-43754

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

YOUR MONEY MATTERS BROKERAGE SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1465 ROUTE 31
(No. and Street)

RECD S.E.C.
MAR 01 2002
538

ANNANDALE (City) NJ (State) 08801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LOUIS N. MANCINELLI 908-735-0407
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NISIVOCCIA & COMPANY, LLP
(Name — if individual, state last, first, middle name)

5 EMERY AVENUE (Address) RANDOLPH (City) NJ (State) 07869 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Vf 3-19-02

OATH OR AFFIRMATION

I, LOUIS N. MANCINELLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YOUR MONEY MATTERS BROKERAGE SERVICES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

PRESIDENT
Signature

President
Title

Carol A. Elliott
Notary Public

CAROL A. ELLIOTT
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 8/25/2004
Sworn to and subscribe before me this 26th day of Feb. 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YOUR MONEY MATTERS BROKERAGE
SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2000


NISIVOCCIA & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

5 Emery Ave.
Randolph, NJ 07869
Phone: 973-328-1825
Fax: 973-328-0507

11 Lawrence Road
Newton, NJ 07860
Phone: 973-383-6699
Fax: 973-383-6555

Independent Auditors' Report

To the Stockholders of
Your Money Matters Brokerage
Services, Inc.

We have audited the accompanying statement of financial condition of Your Money Matters Brokerage Services, Inc., as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Your Money Matters Brokerage Services, Inc. as of December 31, 2001 and 2000, and the results of its operations, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basis financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nisivoccia & Company LLP

Randolph, New Jersey
January 30, 2002

YOUR MONEY MATTERS BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

	December 31, 2001	December 31, 2000
ASSETS		
Current assets		
Cash and cash equivalents	$ 162,445	$ 233,677
Stock subscription receivable	15,000	
Commissions receivable	21,784	15,752
Prepaid expenses	7,646	7,646
Total current assets	206,875	257,075
Property and equipment, net	74,108	86,529
Trademark, net	52,507	56,736
Deferred income tax assets, net	137,890	137,998
Security deposit	21,609	21,609
Other assets	6,226	5,176
Total assets	$ 499,215	$ 565,123
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Commissions payable	$ 13,168	$ 12,714
Capital lease obligations, current portion	12,813	9,242
Accounts payable and accrued expenses	6,500	6,553
Deferred lease allowance, current portion	7,959	7,959
State income tax payable	200	200
Total current liabilities	40,640	36,668
Capital lease obligations, net of current portion	22,935	25,530
Deferred lease allowance, net of current portion	4,559	14,427
Total liabilities	68,134	76,625
Stockholders' equity		
Common stock, no par value, authorized 1,000,000 shares	1,160,496	1,045,496
Additional paid-in-capital	1,672	1,672
Accumulated deficit	(731,087)	(558,670)
Total stockholders' equity	431,081	488,498
Total liabilities and stockholders' equity	$ 499,215	$ 565,123

The accompanying notes are an integral part of these statements

YOUR MONEY MATTERS BROKERAGE SERVICES, INC.
STATEMENT OF OPERATIONS

	For The Year Ended December 31,	
	2001	2000
Revenue and other income:		
Commission income	$ 617,789	$ 896,141
Interest income	5,505	14,470
Total revenue and other income	623,294	910,611
Expenses:		
Commissions	354,580	690,200
Employee compensation, benefits and related taxes	201,671	180,673
Professional fees	13,726	48,533
Office expense	15,169	13,909
Computer services and supplies	6,084	5,784
Rent	81,822	80,318
Insurance	28,781	46,501
Travel and entertainment	1,755	2,943
Copying and printing	4,055	8,262
Registration fees and assessments	6,764	4,354
Advertising	30,291	43,224
Telephone	8,521	10,090
Postage	4,753	6,130
Interest expense	7,036	4,002
Dues and publications	1,430	1,349
Depreciation expense	24,461	17,701
Amortization expense	4,229	4,229
Bank charges	475	563
Total expenses	795,603	1,168,765
Loss before income tax	(172,309)	(258,154)
Income tax provision(benefit)	108	(37,490)
Net loss	$ (172,417)	$ (220,664)

The accompanying notes are an integral part of these statements

YOUR MONEY MATTERS BROKERAGE SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Total	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)
		Shares Issued and Outstanding	Amount		
Balance - January 1, 2000	$ 587,662	777,953	$ 923,996	$ 1,672	$ (338,006)
Issuance of common stock	121,500	24,300	121,500		
Net loss	(220,664)				(220,664)
Balance - December 31, 2000	488,498	802,253	1,045,496	1,672	(558,670)
Issuance of common stock	115,000	11,500	115,000		
Net loss	(172,417)				(172,417)
Balance - December 31, 2001	$ 431,081	813,753	$ 1,160,496	$ 1,672	$ (731,087)

The accompanying notes are an integral part of these statements

YOUR MONEY MATTERS BROKERAGE SERVICES, INC.
STATEMENT OF CASH FLOWS

	For The Year Ended December 31, 2001	2000
Cash flows from operating activities:		
Net loss	$ (172,417)	$ (220,664)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Amortization of trademark	4,229	4,229
Depreciation	24,461	17,701
Recognition of deferred lease allowance	(9,868)	(7,397)
Deferred income tax benefits	108	(37,680)
(Increase) decrease in:		
Commissions receivable	(6,032)	(9,375)
Prepaid expenses		1,850
Increase (decrease) in:		
Accounts payable and accrued expenses	(53)	(11,479)
Commissions payable	454	7,293
Net cash used by operating activities	(159,118)	(255,522)
Cash flows from investing activities:		
Purchases of equipment		(18,792)
(Increase) in other assets	(1,050)	(3,907)
Net cash provided by (used in) investing activities	(1,050)	(22,699)
Cash flows from financing activities:		
Repayments of capital lease obligations	(11,064)	(4,019)
Issuance of common stock	100,000	121,500
Net cash provided by financing activities	88,936	117,481
Net (decrease) in cash and cash equivalents	(71,232)	(160,740)
Cash and cash equivalents, beginning of year	233,677	394,417
Cash and cash equivalents, end of year	$ 162,445	$ 233,677

Supplemental disclosures of cash flow information:

	2001	2000
Cash paid during the year for:		
Income taxes	$ 200	$ 200
Interest expense	7,036	4,002

Supplemental noncash investing and financing activities:

	2001	2000
Equipment acquired under capital lease obligations	$ 12,042	38,791
Common stock subscribed for	15,000	

The accompanying notes are an integral part of these statements

YOUR MONEY MATTERS BROKERAGE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 - General Business

Your Money Matters Brokerage Services, Inc. ("the Company") was incorporated in the State of New Jersey on July 17, 1990, for the purpose of marketing mutual funds, variable annuities, and life insurance products. The Company serves as a placement agent for such products. As a placement agent, the Company does not receive funds, but rather funds are transmitted directly by mutual fund purchasers to the issuers' escrow agents or transfer agents. The Company's headquarters are located in Annandale, New Jersey and is licensed to do business in nine states.

Note 2 - Significant Accounting Policies

Basis of Accounting

The Company reports its financial statements on the accrual basis of accounting.

Revenue Recognition

The Company recognizes revenue when earned based upon their contractual obligations with mutual funds and insurance companies. Some contracts may contain a six month to one year charge back period for canceled contracts. Management believes any such charge backs are insignificant and has not provided any allowance for such charge backs.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in bank accounts and funds invested in money market funds, which can be withdrawn on demand.

Investment Securities

Trading Securities - Securities that are held for short-term resale are classified as trading account securities and recorded at their fair values. Realized and unrealized gains and losses on trading account securities are included in other income.

Securities Held-to-Maturity - Government and federal agency securities that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using methods approximating the interest method over the period to maturity.

Securities Available-for-Sale - Available-for-sale securities consist of investment securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses on available-for-sale securities are reported net of tax as a separate component of stockholders' equity until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

Note 2 - Significant Accounting Policies - (Cont'd)

Securities Available-for-Sale (Cont'd)

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

Equipment

Equipment is recorded at cost when purchased, or at fair value at date of gift, when donated. Major renewals and betterments are charged to the equipment account; maintenance and minor repairs and replacements, which do not improve or extend the life of the respective asset, are expensed currently.

Depreciation is provided for by the straight-line method over the estimated useful lives of the assets.

Trademarks

Trademarks are carried at cost less accumulated amortization which is calculated on a straight-line basis over the estimated lives of the property.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Equipment

Equipment consists of the following:

	Estimated	December 31,	
	Useful Life	2001	2000
Leasehold improvements	4	$ 20,474	$ 20,474
Equipment acquired under capital lease obligations	5	50,831	38,791
Equipment	5	52,882	52,882
		124,187	112,147
Less: accumulated depreciation		(50,079)	(25,618)
		$ 74,108	$ 86,529

Note 3 - Equipment (Cont'd)

Depreciation expense for the years ended December 31, 2001 and 2000 amounted to $24,461 and $17,701, respectively. Amortization of equipment acquired under capital lease obligations is included in depreciation expense and accumulated depreciation.

Note 4 - Trademarks

Trademarks consist of the following:

	December 31,	
	2001	2000
Trademarks	$ 63,080	$ 63,080
Less: accumulated amortization	10,573	6,344
	$ 52,507	$ 56,736

Note 5 - Income Taxes

The Company's deferred income tax asset as of December 31, 2001 is attributable to unused federal and state net operating loss carryforwards of approximately $891,259 and $900,228, respectively. The net operating losses are scheduled to expire as follows:

Year Ending December 31,	Federal	Year Ending December 31,	State
2018	$ 137,187	2005	$ 147,206
2019	323,917	2006	323,267
2020	257,947	2007	257,747
2021	172,208	2008	172,008
	$ 891,259		$ 900,228

Management believes it is more likely than not that it will generate taxable income sufficient to realize a portion of the tax benefit associated with the net operating loss carryforwards prior to their expiration. However, management believes that a valuation allowance is appropriate given the nature of expansion plans and the growth management expects in the future may not occur as planned. If the Company is unable to generate sufficient taxable income in the future through operating results, increases to the valuation allowance will be required through a charge to expense. If the Company achieves higher profitability to utilize a greater portion of the deferred tax asset, the valuation allowance will be reduced through a credit to income.

Note 5 - Income Taxes (Cont'd)

Significant components of the deferred tax asset are as follows:

	December 31, 2001	December 31, 2000
Gross deferred tax asset on net operating losses	$ 344,726	$ 275,996
Valuation allowance	206,836	137,998
Deferred income tax asset, net	$ 137,890	$ 137,998

The net change in the valuation allowance for the years ended December 31, 2001 and 2000 was $68,838 and $37,680, respectively.

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $90,671; which was $85,671 in excess of its required net capital of $5,000. The Company's net capital ratio was .75 to 1.

Note 7 - Reserve Requirements

The Company is exempt under Section K(2)(i) from the Securities and Exchange Commission Reserve Requirements (Rule 15c3-3).

Note 8 - Concentration of Credit Risk

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash, cash equivalents, trading securities and accounts receivable. The Company places its cash and cash equivalents with quality financial institutions. At times, such cash equivalents may be in excess of the FDIC insurance limit, or in some cases, may be completely uninsured. The Company's accounts receivable consist principally of commissions due from issuers of mutual funds. The Company believes no significant concentration of credit risk exists with respect to its cash, cash equivalents, trading securities and accounts receivable. It is not the Company's policy to require collateral for receivables outstanding.

Note 9 - Common Stock Offering

The Company Implemented an offering on September 15, 2001 to sell up to 100,000 shares of their common stock. Through December 31, 2001, 11,500 shares offered under the offering had been subscribed for. The offering was made under a private placement memorandum which provided an offering price of $10 per share.

In addition, during the year ended December 31, 2000, the Company issued 8,300 shares of common stock to its officers, directors and employees at $5.00 per share.

YOUR MONEY MATTERS BROKERAGE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Continued)

Note 10 - Operating Leases

The Company leases its Annandale, New Jersey facilities under a sublease contract, and is subject to the terms of the sublessors original contract. The sublease expires January 18, 2004 and is not subject to any renewal options. The monthly rent is $7,203 plus $343 for electricity. Minimum amounts due under the terms of the sublease are as follows:

Year ending December 31,		
2002	$	86,436
2003		86,436
Total	$	172,872

Rent expense charged to operations under this sublease amounted to $80,684 and $78,859 or the years ended December 31, 2001 and 2000, respectively. The Company is subject to additional rent for its proportional share of operating expenses, real estate taxes, and common area charges under the terms of the lease.

The sublease also contains an allowance which the Company used substantially to acquire equipment from the sublessor and to finance leasehold improvements. The present value of the allowance has been deferred and will reduce rent expense by $822 per month over the term of the lease.

Note 11 - Capital Leases

The Company entered into several capital leases during 2000. Future minimum lease payments as of December 31, 2001 are as follows:

Year ending December 31,		
2002	$	17,311
2003		10,092
2004		8,131
2005		7,276
2006		251
Total future minimum lease obligations		43,061
Less: Imputed interest		(7,313)
Present value of capital lease obligations	$	35,748

YOUR MONEY MATTERS BROKERAGE SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2001

Net capital:	
Total stockholders' equity	$ 431,081
Deduct stockholders' equity not allowable	
Total stockholders' equity qualified for net capital	431,081
Deductions and/or charges:	
Non-allowable assets:	
Commission receivable	37,784
Deferred tax assets	137,890
Prepaid expenses	7,646
Equipment, net	74,108
Security deposit	21,609
Trademarks, net	52,507
Other assets	6,226
Net capital before haircuts on security positions (tentative net capital)	93,311
Haircuts on securities	
Other trading and investment securities	2,640
Net capital	$ 90,671
Aggregate Indebtedness:	
Items included in balance sheet:	
Commissions payable	$ 13,168
Accounts payable and accrued expenses	6,500
Capital lease obligations	35,748
Deferred lease allowance	12,518
State income tax payable	200
Total aggregate indebtedness	$ 68,134
Computation of basic net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 83,857
Ratio: Aggregate indebtedness to net capital	.75 to 1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2001)	
Net Capital, as reported in Company's Part II (unaudited) FOCUS report (as revised)	$ 90,671
Audit adjustments to net capital:	
None	0
Net capital per above	$ 90,671

See accountants' report

YOUR MONEY MATTERS BROKERAGE SERVICES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER ROLE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

1 Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date), but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

None.

2 Customers' fully paid securities and excess margin securities of which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags; which result from normal business operations" as permitted under Rule 15c3-3.

None.

See accountants' report


NISIVOCCIA & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

5 Emery Ave.
Randolph, NJ 07869
Phone: 973-328-1825
Fax: 973-328-0507

11 Lawrence Road
Newton, NJ 07860
Phone: 973-383-6699
Fax: 973-383-6555

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Stockholders of
Your Money Matters Brokerage
Services, Inc.

In planning and performing our audit of the financial statements of Your Money Matters Brokerage Services, Inc., for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Your Money Matters Brokerage Services, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customer or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in condition or the effectiveness of the design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 , to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Randolph, New Jersey
January 30, 2002

Nisivoccia & Company LLP